SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 333-116323-01

EMPRESA BRASILEIRA DE
TELECOMUNICAÇÕES S.A. - EMBRATEL
(Exact name of registrant as specified in its charter)

Brazilian Telecommunications Company
(Translation of registrant's name into English)

Avenida Presidente Vargas, 1012
Rio de Janeiro - RJ, Brazil 20071-910
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

This report on Form 6-K is incorporated by reference into the registration statement on Form F-4 (File No. 333-116323) of Embratel Participações S.A. and Empresa Brasileira de telecomunicações S.A. - Embratel

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A. - Embratel
(“Embratel”).

EMBRATEL ANNOUNCES EXPIRATION OF EXCHANGE OFFER

Rio de Janeiro, Brazil, August 9, 2004 – Embratel Participações S.A. (Embratel Holdings) (BOVESPA: EBTP4; EBTP3 – NYSE: EMT) announced today that the offer by its subsidiary, Empresa Brasileira de Telecomunicações S.A. — Embratel (Embratel), to exchange up to US$275 million aggregate principal amount of Embratel’s registered 11.0% Guaranteed Notes due 2008 for any and all of Embratel’s outstanding unregistered 11.0% Guaranteed Notes due 2008 (the “Old Notes”) expired by its terms at 5:00 p.m. (EST) on August 6, 2004.

The Exchange Agent has informed Embratel that holders tendered or guaranteed delivery of US$ 272,785,000 in aggregate principal amount of Old Notes in the exchange offer. This amount represents approximately 99.19% of the outstanding Old Notes.

This announcement is neither an offer to sell nor a solicitation to buy or exchange any securities. The exchange offer was made only by means of the prospectus dated June 29, 2004.

Embratel is the premium telecommunications provider in Brazil and offers an ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

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The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Actual results may differ materially from these expectations due to regulatory risks and other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004

Empresa Brasileira de Telecomunicações S.A. - Embratel

By:	/S/ Norbert Glatt
Norbert Glatt Title: Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.